Exhibit 4

Buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 30 August 2016 it purchased for treasury 100,000 of its ordinary shares at an average price of 1794.4603 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each
Number of shares repurchased:	100,000
Date of transaction:	30 August 2016
Time of transaction:	08:30 – 16:30
Price (pence):	1794.4603
Trading venue:	London Stock Exchange
Broker:	Merrill Lynch International

Following the above purchase, WPP holds 46,577,624 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,283,649,421 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204